UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)

Date: March 28, 2025

	By:	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President, Associate General Counsel and Corporate Secretary

EXHIBITS

Exhibit 22.1	Notice of Annual Meeting of Shareholders of the Registrant to be held on May 8, 2025 at www.virtualshareholdermeeting.com/MGA2025 and Management Information Circular/Proxy Statement.

Exhibit 22.2	Form of Proxy for Common Shares

Exhibit 22.3	Consent of Deloitte LLP

Exhibit 99.1	Annual Report to Shareholders of the Registrant including the Management’s Discussion and Analysis of Results of Operations and Financial Position and the Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2024.